FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

NATIONAL BANK OF GREECE

PRESS RELEASE

National Bank of Greece announces that the spin-off of its warehousing business through absorption by NBG Venture Capital S.A., pursuant to the Bank’s General Meeting resolution of 25 May 2007, was completed on 17 March 2008 and filed with the Companies Register of the Athens Prefecture. Following the completion, the total assets and liabilities of the Bank’s warehousing business, based on the respective position as per the conversion balance sheet of 13 March 2007, is transferred to NBG Venture Capital S.A. As a result of the transfer, the said company is rendered sole owner, possessor and beneficiary of all warehousing business assets, and specifically of the licenses and the obligations and rights arising therefrom. On 17 March 2008 NBG Venture Capital S.A. was renamed General Warehouses S.A., which shall issue 37,369,420 new shares of a par value of Euro 2.93 each, to be delivered to National Bank of Greece S.A. Accordingly, the share capital of General Warehouses S.A. shall stand at Euro 109,785,400.60, divided into 37,469,420 shares of a par value of Euro 2.93 each.

Athens, 18 March, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 19th March, 2008
Vice Chairman - Deputy Chief Executive Officer